Exhibit 99.1

Vermilion Energy Trust Announces Reinstatement of the Distribution Reinvestment Plan

CALGARY, Alberta--(BUSINESS WIRE)--December 7, 2009--Vermilion Energy Trust (VET.UN – TSX) Vermilion is pleased to announce that, beginning with the January 15, 2010 distribution, the Distribution Reinvestment Plan (the Plan) is being reinstated. The Plan allows eligible holders of Trust Units (available only to residents of Canada) to conveniently purchase additional Trust Units by reinvesting their cash distributions. Vermilion Energy Trust is offering a 5% bonus incentive to participate in the Plan. If you participate, you will receive additional trust units equal to 5% of your cash distributions, as applicable, based on a 10 day weighted-average trading price (Investment Price) for trust units issued from treasury or the average market price (Market Purchase Price) for which trust units are acquired through the Toronto Stock Exchange.

If your Vermilion Energy trust units are registered in your own name (i.e., not held within a bank or brokerage account), simply fill out the Enrollment Form which is available on our website at http://www.vermilionenergy.com/ir/drip.cfm or contact Computershare Trust Company of Canada (the Plan Agent). To become a Plan participant, your completed Enrollment form must be received by the Plan Agent not less than five [5] business days prior to the applicable record date. In order to participate in the Plan beginning with the January 15, 2010 distribution, you must submit your Enrollment form by December 23, 2009. Be sure your signature corresponds exactly to the name(s) in which the trust units are registered.

If your Vermilion Energy trust units are not registered in your own name, and are held at a brokerage firm, discount broker, trust company or bank, you need to inquire directly with the account holder to determine if participation in the Plan is allowed. Some firms allow participation in the Plan and others do not. If you cannot participate as a non-registered holder through your brokerage firm, discount broker, bank or trust company, you need to either become a registered unitholder, or transfer units to a firm that allows participation. If you choose to register your units, contact your account holder directly to determine the procedure and applicable fees.

Full details of Vermilion’s Distribution Reinvestment Plan can also be found on our website at the link above.

All communications to the Plan Agent and requests for forms or information regarding the Plan should be directed to:

COMPUTERSHARE TRUST COMPANY OF CANADA
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Facsimile: (416) 263-9394
Or participants may contact the Plan Agent's National Customer Contact Centre at 1-800-564-6253

Use of Proceeds

Proceeds received by the Trust from the issuance of new Trust Units under the Plan will be used for general corporate purposes.

About Vermilion

Vermilion adheres to a value creation strategy through the execution of asset optimization programs and strategic acquisitions, and focuses on the development and optimization of mature producing properties in Western Canada, Western Europe and Australia. Vermilion also exposes its unitholders to significant upside opportunities through a combination of equity sponsorship in new ventures and managed participation in high impact projects. Management and directors of the Trust hold approximately 9% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN.

CONTACT:
Vermilion Energy Trust
Paul Beique, Vice President Capital Markets
2800, 400 – 4th Avenue S.W., Calgary, Alberta T2P 0J4
Phone: (403) 269-4884
Fax: (403) 264-6306
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com